FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  14 December 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

WALKER BOYD APPOINTED NON EXECUTIVE DIRECTOR OF
WH SMITH PLC

Signet Jewelers Limited announces that Walker Boyd, Group Finance Director, has been appointed a Non- Executive Director of WH Smith Plc with effect from 1 February 2010.

Enquiries:

Tim Jackson +44 (0) 207 317 9711
14 December 2009

Signet operated 1,948 specialty retail jewelry stores at October 31, 2009; these included 1,394 stores in the US, where it trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 554 stores in the UK, where it trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet, including documents relevant to this announcement, is available at www.signetjewelers.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 14 December 2009